November 21, 2023

Via Edgar Transmission

Mr. Brian Fetterolf / Mr. Donald Field

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Intelligent Group Ltd Amendment No. 3 to Registration Statement on Form F-1 Filed November 13, 2023 File No. 333-272136

Dear Mr. Fetterolf/ Mr. Field:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 16, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Registration Statement on Form F-1 filed November 13, 2023

General

1.	We note your response to comment 2, as well as well as your revised disclosure, and we reissue the comment in-part, as your disclosure on the Resale Prospectus cover page continues to suggest that you intend to permit the selling shareholders to sell prior to the successful listing of your Ordinary Shares on Nasdaq. Please revise or explain how this is permissible given that Nasdaq listing is a condition to both your initial public and resale offerings. In this regard, we note your disclosure that “[a]ny shares sold by the Selling Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at $[*], which is the assumed public offering price of the Ordinary Shares we are selling . . . .” However, you also disclose that “[n]o sales of the shares covered by this prospectus shall occur until after completion of our initial public offering.” Please revise to ensure your disclosure is consistent regarding (i) the price of the shares being sold pursuant to the Resale Prospectus, as you continue to indicate that shares may occur at the assumed public offering price in addition to being sold “at prevailing market prices or in privately negotiated prices” and (ii) whether the resale offering is conditioned upon the listing of your Ordinary Shares on Nasdaq. As a further example only, we refer to footnote (2) on page Alt-12 and paragraph 4 of the Public Offering Prospectus cover page which clearly addresses the initial public offering's Nasdaq contingency

Response: We respectfully advise the Staff that we have amended the disclosure on the cover page of the Resale Prospectus to clarify that the sale of the resale shares will only occur after trading on the Nasdaq Capital Market, beginning at prevailing market prices or in privately negotiated prices.

We also have revised footnote 2 on page Alt-12 to reflect the foregoing.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com